Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

November 21, 2017

FILED VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Response to Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series Navian Waycross Long/Short Equity Fund (the “Fund”) (File Nos. 811-22680; 333-180308)

Dear Ms. Dobelbower:

Set forth below is a summary of the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), which you provided orally on November 9, 2017. These comments relate to the Trust’s Post-Effective Amendment No. 110, filed on September 22, 2017 (Accession No. 0001398344-17-012228). Following each comment is the Trust’s response.

Prospectus

Principal Investment Strategies (pp. 4-5)

1.
The first sentence of the third paragraph on page 4 states: “For the Fund’s long holdings, the Adviser generates a focus universe of investment candidates of approximately 300 companies traded in the U.S.” Please explain the Adviser’s starting point for narrowing down names to 300 companies.

Response: The following sentence has been added immediately following the sentence quoted above and the next sentence in the paragraph has been revised to read as follows:

“The Adviser typically starts with the 500 companies that make up the S&P 500 Index plus 30 to 50 other companies where the Adviser thinks an opportunity to add value exists. The Adviser then creates the focus universe from among companies with market capitalizations over $1 billion by using a proprietary screening process that analyzes market sectors to determine the 300 securities that exhibit, in the Adviser’s opinion, the greatest likelihood of performance divergence; i.e., the widest margin between the top performing and the bottom performing companies.”

2.
The third sentence of the third paragraph which starts on page 4 states: “The Adviser rigorously analyzes each investment candidate, evaluating company-specific metrics (“key factors”) the Adviser deems most likely to affect annual earnings, and then ranks the companies based on the Adviser’s assessment of these key factors.” Please describe the “key factors”.

Response:  The following sentence has been added immediately following the sentence quoted above:
“Key factors are defined by the Adviser to be the most critical drivers, in the Adviser’s opinion, to a company’s annual earnings estimates; for example, foot traffic at a restaurant, units sold for a tech product company, or operating cost for an industrial company.”

3.
The first sentence of the second paragraph on page 5 states: “The Adviser will generally sell a long position when there is a material adverse change in the issuer’s key factors and will generally cover a short position when there is a material positive change in the issuer’s key factors”. Please provide a plain English explanation of covering shorts.

Response: The following sentence has been added immediately following the sentence quoted above:

“A short position is covered by purchasing a security to replace, or “cover”, the security that was borrowed and sold.”

4.
The second sentence of the second paragraph on page 5 states: “Additionally, the Adviser sets a target price for each security in the Fund’s portfolio that is updated periodically, and when a security reaches or exceeds its target price, the Adviser’s strategy typically requires that the security be sold.” Please state how often the target price is updated.

Response: The sentence has been revised to read as follows:

“Additionally, the Adviser sets a target price for each security in the Fund’s portfolio that is updated periodically (normally at least quarterly) and when a security reaches or exceeds its target price, the Adviser’s strategy typically requires that the security be sold.”

Principal Risks (pp. 5-6)

5.
The last sentence under the heading Management Style Risk on page 5 states: “Although the Adviser has investment management experience, the Adviser had no experience as an investment adviser to a mutual fund prior to the Fund’s inception.” The Adviser has managed the Fund for over two years; please delete this sentence.

Response: The sentence has been deleted.
6.	The Fund commenced operations of over two years ago; please delete the New Fund Risk on page 6.

Response:  New Fund Risk has been deleted.

How to Redeem Shares (pp. 15-16)

7.	Under the heading Other Redemption Information, on page 16, please add the disclosure required by N-1A Item 11(c)(7).

Response:  This disclosure is provided under the heading Receiving Payment on page 16.

Thank you for your comments. Please contact me at (513) 587-3451 if you have any questions.

Sincerely,

/s/ Frank L. Newbauer
Frank L. Newbauer
Secretary

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